EXHIBIT L



[Consolidated Edison Logo]

August 10, 2000



Office of Public Utility Regulation
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
Attention:   Mr. David E. Marsh
                  Financial Analyst

Commission File No. 70-09613
Consolidated Edison, Inc.
Ladies and Gentlemen:
This letter is in response to your request that Consolidated Edison, Inc. ("Con Edison") explain the basis upon which Con Edison has determined not to record ("push down") the purchase accounting adjustments which will result from its proposed acquisition of Northeast Utilities ("Northeast") in the financial statements of Northeast and its subsidiaries.

Con Edison's acquisition of Northeast will be accounted for in accordance with APB No. 16 "Business Combinations" utilizing the purchase method of accounting. APB 16 does not specifically address "push down" accounting. "Push down" accounting is addressed in SEC Staff Accounting Bulletin No. 54, Topic 5J. Staff Accounting Bulletin No. 54, Topic 5 J is the basis for Con Edison's decision to not push down the purchase accounting adjustments. In particular, Con Edison relied on question 2 of Topic 5J and its related interpretive response which states:

Question 2: What is the staff's position if Company A acquired less than substantially all of the common stock of Company B or Company B had publicly held debt or preferred stock at the time Company B became wholly owned?

Interpretive Response: The staff recognized that the existence of outstanding public debt, preferred stock or a significant minority interest in a subsidiary might impact the parent's ability to control the form of ownership. Although encouraging its use, the staff generally does not insist on the application of push down accounting in these circumstances.

You also requested that we advise you whether Northeast and its subsidiaries will have material amounts of public debt and preferred outstanding at the time the acquisition is completed.

Northeast has advised us that Northeast and its subsidiaries, on a consolidated basis, have approximately $3.95 billion of debt and preferred stock outstanding at June 30, 2000. Northeast estimates that approximately 56% of that debt and preferred stock is subject to an ongoing public reporting requirement under the Securities Exchange Act of 1934.

Finally, you asked us to provide you with information about whether Northeast and its subsidiaries will continue to have material amounts of public debt and preferred stock outstanding following completion of the acquisition.

State regulatory approval is generally required for the issuance of debt or preferred stock by the utility subsidiaries of Northeast. Commission approval under the 1935 Act will be required for issuance of debt or preferred stock by Con Edison or Northeast and, in those instances where state regulatory approval is not required, for issuance of debt or preferred stock by their utility subsidiaries. Con Edison and Northeast have submitted an application to the Commission with respect to their ongoing financing activities subsequent to the proposed merger (Commission File No. 070-09711).

Northeast has advised us that the indentures pursuant to which public debt of its subsidiaries has been issued include restrictions on additional bonded indebtedness and other restrictive covenants common to such agreements. Any significant modification of the terms of the indentures would require securityholder approval. Generally, the securityholders have superior claims to Northeast with respect to the rights to receive assets upon liquidation or reorganization of the subsidiaries.

Con Edison has no intent to cause Northeast or its subsidiaries to redeem their public debt or preferred stock following the merger. Northeast has advised Con Edison that it has no intent to redeem its or its subsidiaries' public debt or preferred stock other than at maturity, through economic refundings or in connection with the ongoing utility industry restructuring. Northeast's subsidiaries as part of the restructuring, among other things, are expected to redeem public debt and preferred stock with the proceeds of new public debt secured by payments from customers relating to certain regulatory assets or from the proceeds of asset sales.

In no event is it expected that Northeast and its subsidiaries, on a consolidated basis, will at any time have less than a material amount of public debt or preferred stock outstanding relative to total debt and preferred stock outstanding.
Very truly yours,

/s/Joan S. Freilich
Executive Vice President &
Chief Financial Officer





[PRICEWATERHOUSE COOPERS LOGO]

Mr. Hyman Schoenblum
Vice President and Controller
Consolidated Edison, Inc.
4 Irving Place
New York, NY 10003
August 10, 2000
Dear Mr. Schoenblum
We have been engaged to comment on the appropriate reporting for the excess of purchase price over net book value of net assets acquired in the separate financial statements of Northeast and certain of its subsidiaries with respect to the proposed Consolidated Edison, Inc. ("Con Edison") acquisition (the "proposed acquisition") of Northeast Utilities, Inc. and its subsidiaries (collectively referred to as "Northeast"), as more fully described below. This letter is being issued to Con Edison for assistance in evaluating such reporting.

Description of the Acquisition

We have read the Registration Statement on Form S-4 of Consolidated Edison, Inc. dated February 29, 2000 (the "S-4") which describes the proposed acquisition of Northeast by Con Edison. We concur with Con Edison's representation to us that nothing in the Form S-4 indicates that Con Edison has any intention of retiring the Northeast public debt and/or preferred stock that will be subject to ongoing reporting requirements under the Securities and Exchange Act of 1934 as an integrated planned series of transactions to be undertaken in connection with the proposed acquisition of Northeast. In addition, we have discussed the proposed acquisition of Northeast by Con Edison with the following officials of Con Edison:

  Hyman Schoenblum, Vice President and Controller
  Joseph Miller, Department Manager of Accounting Research and
Procedures
  Peter Barrett, Associate Counsel

Con Edison is proceeding to acquire Northeast in a business combination to be accounted for as a purchase business combination in accordance with Accounting Principles Board Opinion No. 16, Business Combinations ("APB 16"). Based on the purchase price Con Edison has represented that it will incur for the proposed Northeast acquisition, this transaction will result in a new basis of accounting for the purchased Northeast assets and liabilities. Con Edison has determined not to record ("push down") the purchase accounting adjustments that will result from the acquisition in the separate financial statements of Northeast and the separate financial statements of its subsidiaries. Con Edison expects that the proposed acquisition of Northeast will be completed in the fourth quarter of 2000.

As part of the acquisition, Con Edison has made a preliminary determination of the amount of Northeast's debt and preferred stock that will remain outstanding after its acquisition of Northeast and that will be subject to ongoing public reporting requirements under the Securities Exchange Act of 1934 (the "public debt and/or preferred stock"). Such determination is based on representations from Con Edison that the public debt and/or preferred stock will be repaid based on scheduled maturity dates. For each Northeast entity that will have continuing SEC reporting requirements as a result of having public debt and/or preferred stock outstanding, this determination is necessary to establish that the public debt and/or preferred stock to remain outstanding on the date of the acquisition is quantitatively significant, as discussed below.

Con Edison has specifically identified and represented to us that the public debt and/or preferred stock of each of the Northeast entities that will have SEC reporting requirements is as follows:

  Northeast Utilities, Inc. ("Northeast Consolidated")
  Connecticut Light and Power Company ("CL&P")
  Public Service of New Hampshire ("PSNH")
  Western Massachusetts Electric Company ("WMECO")
  North Atlantic Energy Corporation ("NAEC")

Attachment A contains a table with public debt and/or preferred stock information for Northeast and its subsidiaries, including each of the Northeast entities subject to ongoing SEC reporting requirements. In order to illustrate the level of quantitative significance of such public debt and/or preferred stock of each such SEC reporting entity, the following comparisons have been made:

  Percentage of publicly held long-term debt to total debt, and Percentage of publicly held long-term debt to total capitalization and liabilities.

Appropriate Accounting References

Con Edison has asked that we comment on their conclusion not to push down the purchase accounting adjustments resulting from their proposed acquisition of Northeast.

APB 16 does not specifically address push down accounting. Push down accounting is addressed in SEC Staff Accounting Bulleting No. 54, Topic 5-J and an additional relevant SEC position is contained in a December 9, 1999 speech give by Eric W. Casey, Professional Accounting Fellow, Office of the Chief Accountant of the SEC (the "December 1999 Speech").

Staff Accounting Bulletin No. 54, Topic 5-J is the principal basis for a decision as to the appropriateness of not applying push down accounting to the purchase adjustments arising in an acquisition accounted for by the purchase accounting method described in APB 16. Question 2 of Staff Accounting Bulletin No. 54, Topic 5-J and its related interpretive response states:

Question 2: What is the staff's position if Company A acquired less than substantially all of the common stock of Company B or Company B had publicly held debt or preferred stock at the time Company B became wholly owned?

Interpretive Response: The staff recognizes that the existence of outstanding public debt, preferred stock or a significant minority interest in a subsidiary might impact the parent's ability to control the form of ownership. Although encouraging its use, the staff generally does not insist on the application of push down accounting in these circumstances.

For each Northeast entity that will be subject to SEC reporting requirements due to its public debt and/or preferred stock outstanding, in order to not push down the excess of proposed purchase price over net book value of net assets acquired, the amount of Northeast and its subsidiaries' public debt and/or preferred stock estimated to be outstanding on the date of the proposed Northeast acquisition must be quantitatively significant. The December 1999 Speech provides guidance with regard to the SEC staff's views as to quantitatively significant amounts upon completion of purchase accounting transactions.

Con Edison has also represented to us that pursuant to the terms of the public debt and/or preferred stock indentures, the public debt and/or preferred stock may be repaid in one of two ways, as follows:

(1) On the scheduled maturity date(s), or
(2) Prepaid prior to scheduled maturity, which may include prepayment penalties.

However, Con Edison has represented to us that there is no present intention to retire such public debt and/or preferred stock prior to maturity as a part of an integrated, planned series of transactions to be undertaken in connection with the proposed acquisition of Northeast.

Based on the facts, circumstances and representations noted in this letter, we concur with the conclusion of Con Edison management that it is appropriate to not push down the purchase accounting adjustments to the separate financial statements of each Northeast entity subject to SEC reporting requirements. Such concurrence is due to the quantitative significance of each such entity's public debt and/or preferred stock outstanding on the date the proposed acquisition of Northeast by Con Edison is estimated to be completed and the representation by Con Edison management that it has no intention of retiring such public debt and/or preferred stock as part of an integrated, planned series of transactions to be undertaken in connection with the proposed acquisition of Northeast. Such conclusion of Con Edison management is based on the following SEC guidance:

  Staff Accounting Bulletin 54, Topic 5-J, and
  The December 9, 1999 speech give by Eric W. Casey, Professional
Accounting Fellow, Office of the Chief Accountant of the SEC.

Concluding Comments

The ultimate responsibility for the decision on the appropriate reporting for the excess of purchase price over the net book value in the separate financial statements of Northeast and certain of its subsidiaries with respect to the proposed Northeast acquisition rests with Con Edison as the preparer of its financial statements. The appropriate reporting must be determined based on the specific facts and circumstances in place on the consummation date of the Northeast acquisition. Our judgement on the appropriate reporting for the excess of purchase price over the net book value with respect to the acquisition of Northeast as described above, is based solely on the facts, circumstances and representations provided to us as described above; should these facts, representations and circumstances differ, our conclusion may change. This letter is not intended to, and does not, address the business and other risks related to the proposed acquisition of Northeast. Further, we assume no responsibility to update this letter for events and circumstances occurring after the date of this letter.

Very truly yours,


/s/ PricewaterhouseCoopers LLP


Attachment A

Northeast Utilities and its Subsidiaries
Push Down Accounting Issue - Determination of Quantitatively Significant Balances at June 30, 2000
$000s

Line                        Northeast
#  Description              Consolidated  CL&P      PSNH   WMECO     NAEC

1  Preferred Stock - not    $136,200      $116,200  $ -    $20,000   $ -
   subject to redemption

2  Preferred Stock -        15,000         -          -      15,00     -
   subject to redemption

3  Long-term Debt           2,211,019    1,066,669  516,485  198,004   65,000

4  Current portion          479,834      160,000    25,000   1,500    270,000

5  Short-term Debt          1,104,000    90,000      -       118,000   -

6  Total debt and           3,946,053    1,432,869  541,485  352,504  335,000
   preferred stock

   Less non-public debt and preferred stock:

7  Short-term debt          1,104,000    90,000         -     118,000   -
   (line 5)

8  Spent Nuclear Fuel       232,969      188,705     44,264    -       -
   Disposal Costs

9  ESOP debt (A)            152,000       -            -       -       -

10 Yankee Gas/Norconn       158,139       -            -       -       -
   debt (A)

11 Holyoke PCBs (A)         38,300       -            -       -       -

12 Rocky River Realty       13,279       -            -       -       -
   Mortgage Note (A)

13 HEC - Tobyhanna          26,477       -            -       -       -
   Project (A)

    Sub-total               1,725,164    278,705    44,264   118,000   -

14 Publicly held debt    $2,220,889  $1,154,164  $497,221  $234,504  $335,000
   and preferred stock

15 Total capitalization $10,762,243 $4,764,533 $2,588,003 $1,082,077 $751,613
   and liabilities


16 Percentage of publicly
   held debt and preferred
   stock (line 14) to total
   debt and preferred stock
   (line 6)                 56%           81%       92%    67%       100%

17 Percentage of publicly
   held debt and preferred
   stock (line 14) to total
   capitalization and
   liabilities (line 15)    21%           24%       19%    22%       45%

   (A) The Northeast Consolidated column includes $388,195 of debt that will not have an ongoing public reporting requirement and has been excluded from the disaggregated totals.